UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti plc Announces Appointment of Non-Executive Directors

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI PLC ANNOUNCES APPOINTMENT OF NON-EXECUTIVE DIRECTORS
AngloGold Ashanti plc (“the Company”, “AGA” or “AngloGold Ashanti”) is pleased to announce that Bruce Cleaver and Nicky Newton-King have been appointed independent non-executive directors of the Company with effect from 22 July 2024. Mr Cleaver will serve as a member of the Audit and Risk Committee and the Social, Ethics and Sustainability Committee and Ms Newton-King will serve as a member of the Compensation and Human Resources Committee and the Social, Ethics and Sustainability Committee.
Mr Cleaver was CEO of global diamond company De Beers Group from 2016 to early 2023 before becoming Co-Chair until the end of 2023. He joined De Beers in 2005 as General Counsel and held various executive roles spanning business development and strategy before becoming CEO in 2016. Prior to this he was a Partner at Webber Wentzel, a leading South African law firm. He brings extensive commercial and mining experience to the Board.
Mr Cleaver became Chair and a non-executive director of the UK-based gemstone company Gemfields Group Ltd from 1 July 2024, which is listed on the JSE and AIM.
Ms Newton-King was CEO of the JSE until 2019. She joined the JSE in 1996 and held various executive roles before becoming CEO in 2012. Ms Newton-King is a corporate finance and securities regulation lawyer and brings extensive legal, business, regulatory and capital markets experience to the Board, as well as knowledge of sustainability matters. She was responsible for repositioning the JSE as a modern securities exchange and her initiatives there included the implementation of the JSE’s Socially Responsible Investment Index, the first index of its type globally.
Ms Newton King is a non-executive director at MTN Group, Africa’s largest mobile network operator with operations across the continent, and a non-executive director at the international banking and wealth management group Investec. She is also the Chair of the Council of Stellenbosch University and a trustee of the Johannesburg Holocaust and Genocide Centre.
Commenting on the appointment, AngloGold Ashanti Chairperson Jochen Tilk said: “We are very pleased to welcome Nicky and Bruce to the Board of AngloGold Ashanti. Their appointments bring to the Board extensive executive and leadership experience, coupled with wide-ranging expertise that includes capital markets, strategy and commercial insights across developed and developing markets. Their perspectives will be invaluable as we continue to create value for our shareholders.”

ENDS
London, Denver, Johannesburg

17 July 2024
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries    media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080    yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199    amaxey@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc
Date: 17 July 2024

By:     /s/ C Stead
Name:     Catherine Stead
Title:     Company Secretary
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